

January 27, 2015

<u>Via E-mail</u>
Richard D. Levy
Executive Vice President and Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163

     **Re: Wells Fargo & Company
              Form 10-Q for Fiscal Period Ended September 30, 2014
              Filed November 5, 2014
              File No. 1-02979**

Dear Mr. Levy:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Christian Windsor

                                Christian Windsor
                                Special Counsel